Filed by NewAmsterdam Pharma Company B.V.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Frazier Lifesciences Acquisition Corporation

Commission File No. 001-39765

The following press release was issued by NewAmsterdam Pharma on August 11, 2022:

NewAmsterdam Pharma Announces Publication in Nature Medicine Discussing Clinical Potential of Obicetrapib

— Full data support the potential of obicetrapib to address unmet medical need for millions of patients who cannot achieve their LDL-C targets with high-intensity statin therapy (HIS) alone —

— Treatment with obicetrapib in patients on high-intensity statin therapy was observed to have statistically significant impact on LDL-C, as well as significant impacts on ApoB, non-HDL-C, HDL-C and Lp(a), additional key measures of cardiovascular disease risk —

— Publication also details obicetrapib’s unique physiochemical properties, which enable the potential for improved potency over first-generation CETP inhibitors —

Naarden, the Netherlands and Miami, USA; August 11, 2022 – NewAmsterdam Pharma (NewAmsterdam), a clinical-stage company focused on the research and development of transformative oral therapies for metabolic diseases, today announced the publication of full results from the Phase 2b Randomized Study of Obicetrapib as an Adjunct to Statin Therapy (ROSE) clinical trial in the peer-reviewed journal, Nature Medicine. The article, titled “Lipid lowering effects of the CETP inhibitor obicetrapib in combination with high-intensity statins: a randomized phase 2 trial,” is available online at: https://www.nature.com/articles/s41591-022-01936-7. Obicetrapib is NewAmsterdam’s next-generation oral, low-dose and once-daily cholesteryl ester transfer protein (CETP) inhibitor, initially in development for patients at high risk for cardiovascular disease as an adjunct to maximally tolerated statin therapy, both as a monotherapy and in a fixed-dose combination with ezetimibe.

In addition to the previously announced data, in which it was observed that obicetrapib significantly lowered low density lipoprotein cholesterol (LDL-C) in patients on high-intensity statins (HIS), data published in the Nature Medicine manuscript included significant observations for other lipid changes in the treatment arm, which are believed to be clinically meaningful. As compared to placebo, treatment with obicetrapib led to statistically significant changes from baseline in apolipoprotein B (ApoB), non-high density lipoprotein cholesterol (non-HDL-C) concentration, HDL-C concentration and lipoprotein(a) (Lp(a)), with all effects observed in a dose-dependent manner. The data below illustrates the median percent change in lipid levels against baseline as follows:

Lipid	Placebo (n=40)	Obicetrapib 5 mg (n=40)	Obicetrapib 10 mg (n=40)
LDL-C	-6.5	-41.5	-50.8
ApoB	-2.6	-24.4	-29.8
Non-HDL-C	-3.5	-38.9	-44.4
HDL-C	-4.9	135.0	165.0
LP(a)	4.0	-33.8	-56.5

Obicetrapib was well tolerated in the trial, with adverse event rates similar across placebo and obicetrapib arms. Treatment emergent adverse events (TEAEs) were reported by 15 subjects in the 5 mg group and eight subjects in the 10 mg group, compared with 19 subjects in the placebo group. TEAEs that were considered by the investigator to be related to study treatment were reported by two subjects (one subject in the 5 mg and 10 mg groups, respectively), compared with four subjects in the placebo group. The majority of TEAEs were mild and moderate in severity; one subject in the placebo group had a severe TEAE. The publication also highlights obicetrapib’s unique structural scaffold and physiochemical properties that enables the potential for it to be a significantly more potent CETP inhibitor than prior investigational compounds in the class. A previously completed multiple ascending dose Phase 1 study of obicetrapib showed that CETP activity was inhibited by 90.9% and 97.6%, respectively, for the 5 and 10 mg doses. Although head-to-head clinical trials have not been conducted to date, these results are markedly greater than the CETP inhibition observed with anacetrapib and evacetrapib. A potential and partial explanation for this improved potency is the unique hydrophilic structure of obicetrapib, which is the most polar of all CETP inhibitors that have been in the clinic. It also has been observed to have better bioavailability and greater LDL-C lowering activity at lower doses.

Finally, the publication discusses evidence that the ApoB and LDL-C lowering effect of CETP inhibitors functions through increased clearance of ApoB-containing lipoproteins through the liver, the same mechanism of action as most other lipid lowering therapies. This further supports the belief that LDL-C lowering via obicetrapib will translate into improved cardiovascular outcomes for patients.

“The data published in Nature Medicine provide additional evidence that obicetrapib is a next-generation molecule that is clearly differentiated from prior CETP inhibitors, with the potential to overcome the safety and efficacy challenges that have historically limited the potential of the drug class,” said John Kastelein, M.D., Ph.D., FESC, chief scientific officer of NewAmsterdam Pharma and author on the Nature Medicine manuscript. “Together, the full results of ROSE demonstrate that obicetrapib has the potential to provide significant reductions in LDL-C as an adjunct to high intensity statins, while also improving other lipid biomarkers, like ApoB and Lp(a), which are increasingly recognized as important targets in cardiovascular disease. These data reinforce our confidence that we are advancing a potentially transformative cardiometabolic therapy, which if approved, could change the treatment paradigm for millions of patients who are inadequately managed on HIS therapy alone.”

“There is an urgent need to deliver a new convenient and cost-effective oral medicine for dyslipidemia, which delivers strong efficacy with a favorable safety profile,” said Michael Davidson, M.D., Chief Executive Officer at NewAmsterdam Pharma. “The new data published in Nature Medicine represent a growing consensus among the medical and research community that obicetrapib may fulfill this unmet need. We continue to enroll our ongoing Phase 3 studies and look forward to sharing additional data with the clinical community as we complete our BROADWAY and BROOKLYN trials, which is expected in 2024.”

NewAmsterdam Pharma is currently evaluating obicetrapib in three Phase 3 clinical trials, BROADWAY (LDL-lowering capability in patients on maximum tolerated lipid-modifying therapies with established atherosclerotic cardiovascular disease or heterozygous familial hypercholesterolemia (HeFH) with LDL-C ≥ 70 mg/dL), BROOKLYN (LDL-lowering capability in HeFH patients on maximum tolerated lipid-modifying therapies with LDL-C ≥ 70 mg/dL), and PREVAIL (CVOT in patients on maximum tolerated lipid-modifying with atherosclerotic cardiovascular disease with LDL-C ≥ 70 mg/dL), and a Phase 2b trial, ROSE2, which is examining obicetrapib as a fixed-dose combination therapy with obicetrapib 10 mg and ezetimibe 10 mg in patients on high-intensity statin therapy with LDL-C ≥ 70 mg/dL.

About NewAmsterdam Pharma

NewAmsterdam Pharma is a private clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where traditional therapies have not been sufficiently successful or well-tolerated. NewAmsterdam Pharma is investigating obicetrapib, a next-generation oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C-lowering therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam Pharma’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10 mg experienced a median reduction in LDL-C by 51% versus baseline in patients on statin therapy (vs. a 7% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam Pharma was founded in 2019 by the venture capital firm Forbion and John Kastelein, Chief Scientific Officer of the NewAmsterdam Pharma, and closed a $196 million (€160 million) Series A financing in January 2021 led by Forbion, Morningside Ventures and Ascendant BioCapital. In June 2022, NewAmsterdam Pharma entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com.

About Frazier Lifesciences Acquisition Corporation

Frazier Lifesciences Acquisition Corporation (“FLAC”) is blank check company incorporated as a Cayman Islands exempted company in October 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. FLAC was formed to leverage the extensive experience and track record of its management team with the goal of financing a company that can both develop transformative therapies for patients in need and deliver significant returns to its investors. For more information, please visit: www.frazierlifesciencesacquisition.com.

About Frazier Healthcare Partners

Founded in 1991, Frazier Healthcare Partners is a leading provider of private equity capital to healthcare companies. With more than $8.1 billion total capital raised, Frazier has invested in more than 200 companies with transaction types ranging from buyouts of profitable healthcare companies to venture capital and company creation. Frazier has a philosophy of partnering with strong management teams while leveraging its internal operating resources and network to build exceptional companies. Frazier has offices in Seattle, Washington, and Menlo Park, California, and invests broadly across the U.S., Canada and Europe. For more information, please visit: www.frazierhealthcare.com.

Important Information About the Merger and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form F-4 to be filed with the SEC by NewAmsterdam that will include a prospectus with respect to the NewAmsterdam securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FLAC to vote on the business combination. FLAC, NewAmsterdam Pharma Holding B.V. (the “Company”) and NewAmsterdam urge its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about FLAC, the Company, NewAmsterdam and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FLAC as of a record date to be established for voting on the proposed business combination. Once available, shareholders of FLAC will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

FLAC, the Company and NewAmsterdam and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FLAC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of FLAC is set forth in FLAC’s annual report on Form 10-K filed with the SEC on March 25, 2022 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FLAC’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of NewAmsterdam’s product candidate; the size and growth potential of the markets for NewAmsterdam’s product candidate; the therapeutic and curative potential of NewAmsterdam’s product candidate; financing and other business milestones; potential benefits of the proposed transactions; and expectations relating to the proposed transactions, including the proceeds of the business combination and NewAmsterdam’s expected cash runway. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of NewAmsterdam’s, the Company’s and FLAC’s management and are not predictions of actual performance. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of NewAmsterdam, the Company and FLAC. These forward looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the proposed transactions or consummate the proposed transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect NewAmsterdam or the expected benefits of the proposed transactions, or the risk that the approval of the shareholders of FLAC, the Company or NewAmsterdam is not obtained; failure to realize the anticipated benefits of the proposed transactions; matters discovered by FLAC, the Company or NewAmsterdam as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to NewAmsterdam and the Company; risks related to the approval of NewAmsterdam’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID 19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on NewAmsterdam’s future business; the amount of redemption requests made by FLAC’s public shareholders; and those factors discussed in documents FLAC has filed or will file with the SEC, including the other risks and uncertainties described in the “Risk Factors” section of FLAC’s registration statement on Form S-1, as amended (File No. 333-250858), the registration statement to be filed on Form F-4 in connection with the proposed transactions and other documents filed from time to time. Additional risks related to NewAmsterdam’s business include, but are not limited to: uncertainty regarding outcomes of NewAmsterdam’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with NewAmsterdam’s efforts to commercialize a product candidate; NewAmsterdam’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on NewAmsterdam’s business; intellectual property related claims; NewAmsterdam’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or FLAC’s, the Company’s or NewAmsterdam’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FLAC, the Company nor NewAmsterdam presently know or that FLAC, the Company and NewAmsterdam currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FLAC’s, the Company’s and NewAmsterdam’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. FLAC, the Company and NewAmsterdam anticipate that subsequent events and developments will cause FLAC’s, the Company’s and NewAmsterdam’s assessments to change. These forward-looking statements should not be relied upon as representing FLAC’s, the Company’s and NewAmsterdam’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither FLAC, the Company, NewAmsterdam nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Media Contact

Spectrum Science on behalf of NewAmsterdam Pharma

Carmen Lopez

P: 1 773-306-6285

clopez@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam Pharma

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com